Mail Stop 4561   September 8, 2008

Michael R. Gualke
Chief Executive Officer and Chairman of the Board of Directors
Exponent, Inc.
149 Commonwealth Drive
Menlo Park, California 94025

>   **RE: Exponent, Inc.**
>   **Form 10-K for the period ended December 31, 2007**
>   **Filed March 5, 2008**
>   **File No. 000-18655**

Dear Mr. Gualke:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

Executive Officer Compensation, page 29

Board Process, page 29

1.   Please provide a more detailed description of the role of the compensation consultant.
        Tell us whether the consultant provides any benchmark data that the Committee uses in
        determining compensation amounts. If so, identify the peer companies used and the
        specific compensation components used in those comparisons. Please confirm that you
        will disclose this information in future filings.

Base Salary, page 29

2.   We note that base salary increases for Dr. Anderson, Dr. Johnston, Dr. Caligiuri, and Dr.
        Schlenker were determined based on rising salaries in the general market, strong
        performance of the Company, and their individual contributions. Please tell us how the
        Committee measured each of these factors and explain how the results affected actual
        salary increase amounts. Similarly, please explain why the Committee decided not to
        increase the CEO's base salary. Please confirm that you will disclose similar information
        in future filings.

Bonus, page 30

3.   We note your disclosure that your CEO's bonus amount is based on specific performance
        goals. In future filings, to the extent applicable, please quantify the performance goals,
        the actual performance results and provide an analysis of how these impacted the actual
        bonus amount paid to your CEO. If you believe some or all of this disclosure would
        cause you competitive harm, please provide us with additional information specifically
        detailing your competitive harm analysis. Refer to Instruction 4 to Item 402(b) of
        Regulation S-K. Similarly, although we note that you do not have target bonuses for
        your other named executive officers, it appears that their bonus amounts are based on
        individual performance factors, as they relate to the overall performance of the Company.
        In future filings, please provide a more detailed analysis of how the company determined
        the actual payouts and grants. Please disclose the actual factors considered in making the
        equity awards and explain how analysis of these factors translated into actual payout
        amounts. Please advise us as to how you intend to revise this disclosure in the future.

4.   Please tell us how the Committee determines the amount of funds available in the bonus
        pool. Also, tell us the amount available in the bonus pool for 2007. Provide comparable
        disclosure in future filings.

Equity Compensation, page 30

5.   Please clarify whether you award equity compensation apart from the equity awards granted as part of the bonus award. To the extent you do award separate equity compensation, please describe in detail how such award amounts are determined for each of your executive officers. In addition, you state that *up to* 40% of each executive officer's bonus is settled with equity awards. Please expand your discussion to explain the circumstances under which you may deviate from the 40% amount. Provide this disclosure in future filings and tell us how you plan to comply.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela McHale, Attorney, at (202) 551-3402 or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director